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RECEIVED PROCESSING FEB 28 2003 181 SEC MAIL SECTION WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52229

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Newcourt Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

189 Upper Shad Road
(No. and Street)

Pound Ridge, NY 10576
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lawrence 914-764-1590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — *if individual, state last, first, middle name*)

76-21 266 St, New Hyde Park 11040
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Peter Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newcourt Securities, Ltd., as of December 31, 2002, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public BRIDGET ASARO
Notary Public, State of New York
No. 24-01AS 4695708
Qualified in Westchester County
Commission Expires 2/28/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWCOURT SECURITIES, LTD.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NEWCOURT SECURITIES, LTD.

TABLE OF CONTENTS

	Page
Report of Independent Certified Public Accountant	1-2
Financial Statements	
Balance Sheet	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Supplemental Schedules	
Schedule 1 - Statement of Changes in Liabilities Subordinated to Claims of Creditors	7
Schedule 2 - Computation of Net Capital	8
Notes to Financial Statements	9-10
Independent Auditor's Report on Internal Accounting Controls Required by SEC Rule 17a-5	11-13
Independent Auditor's Report on SIPC Annual Assessment Required by SEC Rule 17a-5	14

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, NY 10576

I have audited the accompanying statement of financial condition of Newcourt Securities, Ltd., as of December 31, 2002, the related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newcourt Securities, Ltd. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

I conducted my audit to form an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is stated fairly in all material respects only in relation to the financial statements taken as a whole.

John T. Trainor
John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 24, 2003

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

Newcourt Securities, Ltd.
Balance Sheet
December 31, 2002

Assets

Current Assets		
Cash-ABN AMRO Account	$ 100,086	
Cash-Chase Checking	31,689	
Cash-Chase Money Market	2,916	
ABN AMRO Principal Account	9,061	
ABN AMRO Commission Account	(174)	
U.S. Treasury MM Fund	80,210	
Prepaid Expenses	4,740	
Total Current Assets		$ 228,528
Fixed Assets		
Fixed Assets	$ 27,136	
Accumulated Depreciation	(27,136)	
Total Fixed Assets		-
Other Assets		
NASDAQ Private Placement	$ 13,000	
Total Other Assets		13,000
Total Assets		$ 241,528

Liabilities and Equity

Current Liabilities		
Accounts Payable	$ 29,560	
Accounts Payable-American Express	3,632	
Corporation Income Taxes Payable	246	
Total Current Liabilities		$ 33,438
Long-Term Liabilities		-
Equity		
Common Stock	$ 1,000	
Draw	(978,892)	
Paid-in Capital	242,000	
Retained Earnings (AAA)	943,982	
Total Equity		208,090
Total Liabilities and Equity		$ 241,528

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Income
For the Year Ended December 31, 2002

Revenue		
Commissions	$ 1,227,642	
Other Income	2,170	
Total Revenue		$ 1,229,812
Operating Expenses		
Payroll Officers	$ 250,000	
Clearing Costs	96,457	
Pension/Profit Sharing Plan	40,000	
Margin Interest Expense	36,660	
Entertainment	36,040	
Software Licensing Costs	28,438	
Depreciation Expense	23,765	
Travel	16,870	
Taxes	15,597	
Advertising	15,575	
Insurance	13,672	
Charitable Contributions	12,250	
Telephone	8,288	
Equipment Rental	6,121	
Office Expense	5,978	
Professional Fees	5,712	
Repairs & Maintenance	4,558	
Utilities	$ 1,288	
Regulatory Fees	1,204	
Meals	777	
Bank Charges	234	
Dues, Fees and Subscriptions	75	
Postage	55	
Total Operating Expenses		619,614
Net Income		$ 610,198

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows Used by Operating Activities		
Net Income		$610,198
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Changes in Assets and Liabilities Affecting Operating Activities:		
Decrease in ABN AMRO Clearance Account	$ (23,824)	
Increase in ABN AMRO Principal Account	9,061	
Decrease in Securities-Chase Vista	(79,275)	
Increase in U.S. Treasury Money Market Fund	80,210	
Decrease in Prepaid Expenses	(448)	
Increase in Equipment	23,765	
Increase in Accounts Payable	15,149	
Increase in Accrued Expenses	(30,000)	
Increase in Owner Draw	(592,482)	
		(597,844)
Net Cash Provided by Operating Activities		$ 12,354
Cash Flows Used by Investing Activities		
Net Cash Provided by Investing Activities		0
Net Increase in Cash		$ 12,354
Cash at January 1, 2002		122,377
Cash at December 31, 2002		$134,731

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Paid-in Capital	Retained Earnings
Balance, January 1, 2002	$ 1,000	$ (144,410)	$ 338,784
Capital Additions/Owner Draw	-	(592,482)	(5,000)
Net Income (Loss)			610,198
Balance, December 31, 2002	$ 1,000	$ (736,892)	$ 943,982

See Independent Auditor's Report and Accompanying Notes

NEWCOURT SECURITIES, LTD.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$0
Changes - End of period	0
Balance - End of Period	$0

See Independent Auditor's Report and Accompanying Notes

Newcourt Securities, Ltd.
Computation of Net Capital Under Rule 15C3-1 of the
Securities and Exchange Commission
For the Year Ended December 31, 2002

Net Capital	
Total Stockholders' Equity	$208,090
Deductions and/or Charges	
Non-Allowable Assets	17,740
Net Capital Before Haircuts on Securities Position	$190,350
Haircuts on Securities Position	1,604
Net Capital (Note 2)	$188,746
Aggregate Indebtedness (Note 2)	
Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 33,438
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	5,000
Excess Net Capital	$183,746

See Independent Auditor's Report and Accompanying Notes

NEWCOURT SECURITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Newcourt Securities, Ltd. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and ABN-AMRO, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through ABN-AMRO, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by ABN-AMRO, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2002, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual tax return.

Note 2 - **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 for the N.A.S.D., Inc. and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002 the Company had net capital of $188,746, which was $183,746 in excess of the amount required.

Note 3 - **Reserve Requirements**

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 4 - **Excess Net Capital**

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2002. There were no material differences in the computation of net capital of Newcourt Securities, Ltd.

NEWCOURT SECURITIES, LTD.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2002

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 24, 2003

Mr. Peter Lawrence
Newcourt Securities, Ltd.
Pound Ridge, New York 10576

Dear Mr. Lawrence:

I have audited the financial statements of Newcourt Securities, Ltd. for the year ended December 31, 2002 and have issued my report thereon dated February 24, 2003. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Newcourt Securities, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Newcourt Securities, Ltd., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 24, 2003

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 24, 2003

Newcourt Securities, Ltd.
189 Upper Shad Road
Pound Ridge, NY 10576

Gentlemen:

I have examined the general assessment and payments due SIPC by Newcourt Securities, Ltd., for the year ended December 31, 2002. The assessment and payments are reflected below:

Payment Date	January 31, 2002
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Newcourt Securities, Ltd., at December 31, 2002.

John T. Trainor
Certified Public Accountant

February 24, 2003

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants